Exhibit (d)(2)(a)

AMENDMENT TO
INVESTMENT ADVISORY AGREEMENT

The Investment Advisory Agreement dated February 28, 2006 between Capstone Asset Management Company and Steward Funds, Inc. on behalf of Steward International Equity Fund and Steward Short-Term Select Bond Fund is hereby amended as follows:

1.	Effective March 31, 2008, the name of Steward International Equity Fund is changed to Steward International Enhanced Index Fund.

2.	Effective March 31, 2008 or as soon thereafter as the Funds operations cease, references to Steward Short-Term Bond Fund are no longer applicable.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of March 31, 2008.

STEWARD FUNDS, INC.

By
Edward L. Jaroski, President

CAPSTONE ASSET MANAGEMENT COMPANY

By
Edward L. Jaroski, President